January 26, 2026

Kathleen Gallagher
Chief Executive Officer and Director
Atrium Therapeutics, Inc.
10578 Science Center Drive, Suite 125
San Diego, CA 92121

       Re: Atrium Therapeutics, Inc.
           Registration Statement on Form 10
           Filed December 10, 2025
           File No. 001-43008
Dear Kathleen Gallagher:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10
Information Statement Summary
Company Overview, page 10

1. Please revise under this heading to disclose, as you do on page 14, that prior to or following the Spin-Off, you may have diminished assets to the extent a ROFN Sale occurs. In addition, please revise your disclosure as follows:
           Identify the material assets that are subject to the ROFN;
           identify the third party;
           clarify whether the ROFN period commenced; and describe the material terms and conditions of the negotiation period, or otherwise
           advise.
Our Strategy, page 10

2.     Please revise to remove your statement on page 10 and elsewhere that your RNA
       delivery platform is    clinically-validated    as it does not appear
that the FDA has
 January 26, 2026
Page 2

       approved any therapeutics using this platform, or otherwise advise. Our Development Programs, page 11

3.     Please revise page 11 and elsewhere to remove statements that you may
de-risk    your
       drug development programs as it implies that you can mitigate the risk associated with drug development. Also, revise to disclose how you believe prioritizing rare
       cardiomyopathies will    accelerate    your drug development.
4. Please revise your pipeline table on page 12 and elsewhere to disclose the indications and
       targets for the two    rare cardio indication    programs. To the extent
these programs are
       immaterial, revise to remove these programs from your pipeline tables. Also, revise your pipeline tables to include 3 columns for each phase of clinical development (Phase 1,
       Phase 2 and Phase 3), or otherwise advise.
Summary of Risk Factors, page 12

5. Please revise your summary risk factor disclosure to identify the risk starting on page 42 that Novartis, through its control of RemainCo, may compete directly with you in the cardiac space using your RNA delivery platform.
Business
Our Cardiac Disease Pipeline, page 110

6.     Please revise page 110 to provide the basis for your belief that
PRKAG2 and PLN are
       cardiology targets with high probabilities of clinical success    and
please balance this
       disclosure to state that even if you determine these targets have the highest probability of success as compared to other indications, you may still fail to develop an approved therapeutic for all of these indications.
Preclinical Data and Next Steps, page 111

7.     Please revise page 112 to disclose all    higher species    included in
the preliminary
       tolerability data, provide the number of each species tested in the study and the number of mice subjects in your mouse model of PRKAG2 syndrome. Also, revise to provide the same disclosure as it relates to the preclinical data for ATR 1086 starting on page 113.
Research Collaboration and License Agreement with Lilly, page 119

8.     If material, please revise under this heading to disclose the    other
select indications
       subject to the Research Collaboration and License Agreement with Lilly, or otherwise advise.
Research Collaboration and License Agreement and Securities Purchase Agreement with BMS, page 119

9. Please revise to disclose the royalty rates pursuant to your agreements with BMS and
       Lilly to a range within 10 percentage points, or otherwise advise. Also, revise your disclosure here to disclose how the agreements may be terminated. To this point, we note
       your disclosure on page 37 that    Lilly or BMS may each unilaterally
terminate its
       respective agreement with [you] for convenience.
 January 26, 2026
Page 3

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 144

10. We note that adjustments (c) and (d) relate to lab equipment and leased assets that will be entered into as part of the separation with Avidity Biosciences Inc. Please tell us how the lab equipment and leased assets were accounted for in your pro forma balance sheet. Refer to Item 11-02(a)(6)(i)(A) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jennifer Lee, Esq.